The annual general meeting of Rio Tinto plc will be held at 11:00am on Thursday, 6 April 2023 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. For those shareholders attending the meeting virtually, we will facilitate participation through the Lumi platform where you will be able to watch the meeting live, vote and ask questions. Details of how to attend virtually can be found on pages 18-19. To vote ahead of the annual general meeting, please complete and submit a proxy form in line with the instructions set out in this notice. This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser, immediately. If you have sold or transferred all of your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. A copy of this notice and other information required by section 311A of the Companies Act 2006 can be found by visiting riotinto.com/agm. 2023 Notice of annual general meeting Rio Tinto plc Registered office: 6 St James’s Square London SW1Y 4AD (Registered in England, No: 719885) EXHIBIT 99.2

Letter from the Chair Dear shareholders, I am excited to have joined a company with great people, world-class assets, and many emerging technologies and new partnerships. Our ambition is to deliver superior returns for our shareholders by becoming a leader in the global energy transition and finding better ways to provide the materials the world needs. Rio Tinto plc’s annual general meeting will be held at 11:00am on Thursday, 6 April 2023. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to discuss with shareholders the priorities and performance of the Group. Those shareholders who are unable to attend the meeting in person can participate online. Shareholders, proxy holders and corporate representatives in attendance at the meeting (whether in person or virtually) will be eligible to ask questions of the Directors. In March this year, we welcomed Kaisa Hietala to the Board and we are pleased to include a resolution for her election at the annual general meetings. Kaisa brings a deep understanding of renewables and sustainability from her experience in the resources industry, as well as broad commercial capabilities, and these are all qualities that will be invaluable as we work to ensure Rio Tinto thrives in a decarbonising world. Kaisa’s appointment will also contribute to enhancing gender diversity on our Board, which remains a key focus area. Following her appointment, the proportion of women on our Board increased to 36%. During 2023, we will continue to refresh our Board capabilities and aim to regain appropriate gender balance on the Board. We expect to announce further Non-Executive Director appointments in the months to come. Mining and operational experience is a critical component of the overall skill set for the Rio Tinto Board and searches for new Non-Executive Directors with appropriate expertise and capability in this area are advancing well. As we continue to refresh the composition of our Board, it is important that we retain some of the experience and expertise of our longer serving Directors to complement the new perspectives of those who will be joining. Megan Clark will reach her nine-year tenure at the end of November 2023. The Board is of the view that Megan’s mining and operational background is important in this transitional period and that, more broadly, she continues to make a significant and valuable contribution in the boardroom. Her contributions to our discussions have always been robustly independent, and that remains the case. Megan has kindly agreed to remain as a Non-Executive Director until the end of November 2023. This year, the business of the meeting will also include three separate resolutions relating to remuneration. Two of these, Resolutions 2 and 3, are in relation to approval of the 2022 Remuneration Report as required under UK law and Australian law respectively. The third of these resolutions, Resolution 4, refreshes the approval previously granted by shareholders for the purposes of Australian law for the payment of potential termination benefits that are paid in accordance with our Remuneration Policy and practices. Approval in similar terms was most recently granted for three years in 2020, and we are seeking approval at this meeting for a further three years. Your Directors are unanimously of the opinion that all of the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions proposed in this notice. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 11:00am on Tuesday, 4 April 2023 in line with the instructions on pages 20-21. Submitting a proxy form will ensure your vote is recorded, but does not prevent you from participating and voting at the meeting either in person, or if you would like to do so online, as described on pages 18-19. The corresponding Rio Tinto Limited annual general meeting will take place in Perth on Thursday, 4 May 2023. The result of the votes on Resolutions 1 to 18 (inclusive), which are also being proposed to the Rio Tinto Limited annual general meeting, will be determined when the relevant polls are closed at the end of the Rio Tinto Limited meeting. The results of the polls on these resolutions will be announced to the relevant stock exchanges and posted on our website after that date. The result of the polls on Resolutions 19 to 22 (inclusive), which only apply to Rio Tinto plc, will be released as soon as possible after the Rio Tinto plc annual general meeting. I look forward to welcoming you to the annual general meeting as Chair and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 7 March 2023 2 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11:00am on Thursday, 6 April 2023, for the purposes set out below: Resolution 1 Receipt of the 2022 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2022. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2022, as set out in the 2022 Annual Report on pages 110-113 and 118-135, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2022, as set out in the 2022 Annual Report on pages 110-135. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits To approve for all purposes (including for the purposes of sections 200B and 200E of the Australian Corporations Act 2001) the giving of benefits to persons (Relevant Executives) who, from time to time, are key management personnel (KMP) of Rio Tinto Limited or who, from time to time, hold a managerial or executive office (as defined in the Australian Corporations Act 2001) in Rio Tinto Limited or a related body corporate, in connection with the person ceasing to hold an office, or position of employment, in Rio Tinto Limited or a related body corporate for a period of three years from the date the resolution is passed. Resolution 5 To elect Kaisa Hietala as a Director Resolution 6 To re-elect Dominic Barton BBM as a Director Resolution 7 To re-elect Megan Clark AC as a Director Resolution 8 To re-elect Peter Cunningham as a Director Resolution 9 To re-elect Simon Henry as a Director Resolution 10 To re-elect Sam Laidlaw as a Director Resolution 11 To re-elect Simon McKeon AO as a Director Resolution 12 To re-elect Jennifer Nason as a Director Resolution 13 To re-elect Jakob Stausholm as a Director Resolution 14 To re-elect Ngaire Woods CBE as a Director Resolution 15 To re-elect Ben Wyatt as a Director Resolution 16 Re-appointment of auditors To re-appoint KPMG LLP as auditors of the company to hold office until the conclusion of Rio Tinto’s 2024 annual general meetings. Resolution 17 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. 3Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Resolution 18 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2024 (or, if earlier, at the close of business on 5 July 2024). Resolution 19 General authority to allot shares To authorise the Directors, pursuant to and in accordance with section 551 of the UK Companies Act 2006 (the Companies Act), to exercise all the powers of the company to allot, or to grant rights to subscribe for or convert any securities into, shares in the company up to an aggregate nominal amount of £41,694,405. Such authority to apply in substitution for all previous authorities pursuant to section 551 of the Companies Act (but without prejudice to any allotment of shares or grant of rights pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and to expire (unless previously renewed, varied or revoked by the company in general meeting) at the end of the annual general meeting of the company held in 2024 (or, if earlier, at the close of business on 5 July 2024) but, so that the company may make offers and enter into agreements during this period, which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired. Resolution 20 Disapplication of pre-emption rights To pass the following resolution as a special resolution: To authorise the Directors, pursuant to section 570 and section 573 of the Companies Act, if Resolution 19 above is passed, to allot equity securities (as defined in the Companies Act) for cash under the authority given by that resolution and/or to sell ordinary shares held by the company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such authority to be limited: (a) to the allotment of equity securities or sale of treasury shares in connection with a pre-emptive offer; and (b) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £8,110,241. Such authority to apply in substitution for all existing authorities pursuant to section 570 and section 573 of the Companies Act (but without prejudice to any allotment of equity securities or sale of treasury shares pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and such authority to expire (unless previously renewed, varied or revoked by the company) at the end of the next annual general meeting of the company to be held in 2024 (or, if earlier, at the close of business on 5 July 2024) but, in each case, prior to its expiry the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired. For the purposes of this resolution: (a) “pre-emptive offer” means an offer of equity securities, open for acceptance for a period fixed by the Directors, to: (i) holders (other than the company) on the register on a record date fixed by the Directors of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings; and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (b) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the company, the nominal amount of such shares that may be allotted pursuant to such rights. 4 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Resolution 21 Authority to purchase Rio Tinto plc shares To pass the following resolution as a special resolution: That: (a) Rio Tinto plc, Rio Tinto Limited and/or any subsidiaries of Rio Tinto Limited be generally and unconditionally authorised to purchase ordinary shares issued by the company (RTP Ordinary Shares), such purchases to be made in the case of the company by way of market purchase (as defined in section 693 of the Companies Act), provided that this authority shall be limited: (i) so as to expire at the end of the annual general meeting of the company held in 2024 (or, if earlier, at the close of business on 5 July 2024), unless such authority is renewed, varied or revoked prior to that time (except in relation to a purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry); (ii) so that the number of RTP Ordinary Shares, which may be purchased pursuant to this authority, shall not exceed 125,083,217; (iii) so that the maximum price (exclusive of expenses) payable for each such RTP Ordinary Share is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased; and (b) the higher of the price of the last independent trade of an RTP Ordinary Share and the highest current independent bid for an RTP Ordinary Share on the trading venue where the purchase is carried out; and (iv) so that the minimum price (exclusive of expenses) payable for each such RTP Ordinary Share shall be its nominal value; and (b) the company be authorised for the purpose of section 694 of the Companies Act to purchase off-market from Rio Tinto Limited and/or any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between the company and Rio Tinto Limited and/or any of its subsidiaries on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked “C” and initialled by the Company Secretary) (each, a Contract) and such Contracts be approved, provided that: (i) such authorisation shall expire at the end of the annual general meeting of the company held in 2024 (or, if earlier, at the close of business on 5 July 2024); (ii) the maximum total number of RTP Ordinary Shares to be purchased pursuant to such Contracts shall be 125,083,217; and (iii) the price of RTP Ordinary Shares purchased pursuant to a Contract shall be equal to the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased multiplied by the number of RTP Ordinary Shares the subject of the Contract, or such lower price as may be agreed between the company and Rio Tinto Limited, being not less than one penny. Resolution 22 Notice period for general meetings other than annual general meetings To pass the following resolution as a special resolution: That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice. Note: In accordance with Rio Tinto’s dual listed companies (DLC) structure, as Joint Decision Matters, Resolutions 1 to 18 (inclusive) will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolutions 19 to 22 (inclusive) will be voted on by Rio Tinto plc shareholders only. Resolutions 1 to 19 (inclusive) will be proposed as ordinary resolutions. Resolutions 20 to 22 (inclusive) will be proposed as special resolutions. By order of the Board Steve Allen Group Company Secretary 6 St James’s Square London SW1Y 4AD 7 March 2023 5Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2022 Annual Report The Directors are required by company law to present the 2022 Annual Report comprising the 2022 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2022, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 110-113 and 118-135 of the 2022 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2022. The Annual Statement by the People & Remuneration Committee Chair provides context to 2022 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2022. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2022 consists of the Annual Statement by the People & Remuneration Committee Chair, a summary of the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 110-135 of the 2022 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits The law in Australia restricts the benefits which can be given to people who hold certain offices in Group companies in connection with cessation of office or employment, unless shareholder approval is obtained. The law is complex and affects our ability to treat employees across the Group consistently and/or abide by the terms of contractual commitments. As described in Appendix 1, approval is sought to give certain benefits to current and future Directors, members of the Executive Committee and other personnel in the Group in a manner that is consistent with our Remuneration Policy and practices. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approving termination benefits is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Approval was most recently sought, and given, by shareholders at the 2020 annual general meetings and was effective for three years from the date on which it was passed. If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. Resolutions 5-15 Election and re-election of Directors The Board has adopted a policy, whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, all Directors will retire and offer themselves for re-election except Kaisa Hietala. As announced in December 2022, Rio Tinto appointed Kaisa Hietala as an independent Non-Executive Director with effect from 1 March 2023. She is seeking election for the first time. Kaisa brings a deep understanding of renewables and sustainability from her experience in the resources industry, as well as broad commercial capabilities, and these are all qualities that will be invaluable to ensure Rio Tinto thrives in a decarbonising world. Rio Tinto has satisfactorily undertaken checks into Kaisa’s background and experience. Mining and operational experience is a critical component of the overall skill set for the Rio Tinto Board and searches for new Non-Executive Directors with appropriate expertise and capability in this area are advancing well. While the refresh of the composition of the Board continues, it is important to retain the experience and expertise of the longer serving Directors to complement the new perspectives of those who will be joining. Megan Clark will reach her nine-year tenure in November 2023. The Board is of the view that Megan’s mining and operational background is important in this transitional period and that, more broadly, she continues to make a significant and valuable contribution in the boardroom. Her contributions to discussions have always been robustly independent, and that remains the case. Megan has agreed to remain as a Non-Executive Director until the end of 2023. More generally, the Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each Director, which can be found below and on pages 90-91 of the 2022 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. In addition, the committees on which each of the Non-Executive Directors serve are shown on pages 90-91 of the 2022 Annual Report. 6 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Kaisa Hietala Independent Non-Executive Director, M.Phil, M.S. Age 52. Appointed 1 March 2023. Skills and experience: Kaisa is an experienced executive with a strong track record of helping companies transform the challenges of environmental megatrends into business opportunities and growth. She began her career in upstream oil and gas exploration and, as Executive Vice President of Renewable Products at Neste Corporation, she played a central role in its commercial transformation into the world’s largest and most profitable producer of renewable products. She was formerly a Board member of Kemira Corporation (2016-2021). Current external appointments: Senior Independent Director of Smurfit Kappa Group plc since 2020, Non-Executive Director of Exxon Mobil Corporation since 2021, Chair of the Board of Tracegrow Ltd. since 2019 and a member of the Supervisory Board of Oulu University. Kaisa is recommended for election. Dominic Barton BBM Chair, BA (Hons), M.Phil, Age 60. Appointed April 2022. Chair from May 2022. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight of geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto’s leadership team. Dominic believes in the competitive advantage of putting people at the heart of strategy and the role culture change will play in Rio Tinto’s future success. Current external appointments: Chair of LeapFrog Investments and Chancellor of the University of Waterloo. Dominic is recommended for re-election. Megan Clark AC Independent Non-Executive Director, BSc, PhD. Age 64. Appointed November 2014. Chair of the Sustainability Committee. Skills and experience: Megan’s experience in the mining and metals industry and in science, research and technology brings valuable insights on sustainable development and innovation to the Board. Previously, she was Head of the Australian Space Agency and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Following mining and exploration roles with Western Mining Corporation, Megan was a Director at N M Rothschild and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-Executive Director of CSL Limited since 2016, Chair of the Advisory Board of the Australian Space Agency, member of the Bank of America Global Advisory Council, member of the MITRE Australia Advisory Board and Deputy Chancellor Monash University. Megan is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 56. Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders while maintaining financial discipline. During almost three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 61. Appointed April 2017. Chair of the Audit & Risk Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Senior Independent Director of Harbour Energy plc since April 2021, Adviser to the Board of Oxford Flow Ltd, member of the Board of the Audit Committee Chairs’ Independent Forum, member of the Advisory Board of the Centre for European Reform and Advisory Panel of the Chartered Institute of Management Accountants (CIMA), and trustee of the Cambridge China Development Trust. Simon is recommended for re-election. 7Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 67. Appointed February 2017; Senior Independent Director from May 2019. Chair of the People & Remuneration Committee. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chair of Neptune Energy Group Holdings Ltd, Chair of the National Centre of Universities & Business, board member of Oxford Saïd Business School and advisory board member of the Smith School of Enterprise and Environment. Sam is recommended for re-election. Simon McKeon AO Independent Non-Executive Director, BCom, LLB, FAICD. Age 67. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Skills and experience: Simon brings insights into sectors including financial services, law and government. He practised as a solicitor before working at Macquarie Group for 30 years, including as Executive Chair of its business in Victoria, Australia. Simon served as Chair of AMP Limited, MYOB Limited, and the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and was the first President of the Australian Takeovers Panel. Simon is the designated Non-Executive Director for workforce engagement. Current external appointments: Chancellor of Monash University, Chair of the Australian Industry Energy Transitions Initiative Steering Group and Non-Executive Director of National Australia Bank Limited since February 2020. Simon is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 62. Appointed March 2020. Skills and experience: Jennifer has over 35 years’ experience in corporate finance and capital markets. She is the Global Chair of Investment Banking at JP Morgan, based in the US, and for the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia and co-founded and chaired the Investment Banking Women’s Network and sits on the Executive Committee for the Investment Bank. Current external appointments: Co-Chair of the American Australian Association. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 54. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise, and governance experience. He is committed to rebuilding trust with communities, Traditional Owners and engaging broadly with stakeholders, including governments, partners and other business leaders. He continues to focus on improving operational performance, including through the Rio Tinto Safe Production System, creating and progressing value accretive growth options while remaining disciplined on capital allocation and delivering returns for shareholders. Jakob has over 20 years’ experience, primarily in senior finance roles at Maersk Group and Royal Dutch Shell plc, including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, D.Phil. Age 60. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation and Member of the Conseil d’administration of the Institut National Du Service Public. Ngaire is recommended for re-election. 8 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Ben Wyatt Independent Non-Executive Director, BA, LLB, MSc. Age 48. Appointed September 2021. Skills and experience: Ben had a prolific career in the Western Australian Parliament, before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Petroleum Ltd since June 2021, APM Human Services International Limited from October 2022, Telethon Kids Institute from April 2021 and West Coast Eagles from May 2021 and member of the Advisory Committee of Australian Capital Equity. Ben is recommended for re-election. Resolutions 16-17 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2024 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 18 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2022, contributions to Rio Tinto America PAC by 13 employees amounted to US$6,158.80, and Rio Tinto America PAC donated US$23,500 in political contributions in 2022. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 140 in the 2022 Annual Report. Words and expressions used in Resolution 18 that are defined in Part 14 of the Companies Act shall have the same meanings for the purposes of Resolution 18. Resolution 19 General authority to allot shares Under section 551 of the Companies Act, the Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares if authorised to do so by shareholders. This resolution would give the Directors the authority to allot new shares, and grant rights to subscribe for, or convert other securities into shares, up to an aggregate nominal amount equal to £41,694,405 (representing 416,944,050 ordinary shares of 10p each). This amount represents not more than one third of the total issued ordinary share capital of the company, exclusive of treasury shares, as at 27 February 2023, the latest practicable date prior to publication of this notice (the Latest Practicable Date). For the avoidance of doubt and, in response to engagement with investors, this resolution does not seek authority to allot new shares in connection with a rights issue up to a further (second) one third of the total issued ordinary share capital of the company. At the Latest Practicable Date, the company held 5,022,873 treasury shares, which represents 0.40% of the total number of the company’s ordinary shares in issue, excluding treasury shares, at that date. The authority sought under this resolution, if approved, will expire at the end of the AGM of the company held in 2024 (or, if earlier, 9Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions at the close of business on 5 July 2024) unless renewed, varied or revoked by the company in general meeting. The Directors have no present plans to exercise authority sought under this resolution, except in connection with employee share and incentive plans. The Directors consider it desirable, however, to have flexibility, as permitted by corporate governance guidelines, to manage the Group’s capital resources. Resolution 20 Disapplication of pre-emption rights The Directors are also seeking authority to allot new shares (and other equity securities), or sell treasury shares, for cash without first offering them to existing shareholders in proportion to their existing holdings. The authority granted under this resolution would be limited to: (a) where the company undertakes a pre-emptive offer by way of an open offer or rights issue, then the Directors may make exclusions or other arrangements in order to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas jurisdiction, or the requirements of any recognised regulatory body or stock exchange, or other matters; or (b) otherwise up to an aggregate nominal amount of £8,110,241 (representing 81,102,410 ordinary shares of 10p each). As historically agreed with the Association of British Insurers (the precursor body to the Investment Association), this aggregate amount represents not more than 5% of the combined issued ordinary share capital of the company and Rio Tinto Limited (exclusive of shares held in treasury by the company) as at the Latest Practicable Date. If Resolution 20 is passed, the authority will expire at the end of the AGM of the company held in 2024 (or, if earlier, at the close of business on 5 July 2024) unless renewed, varied or revoked by the company in general meeting. For the avoidance of doubt, we are not this year seeking approval for the increased level of disapplication of pre-emption rights published by the Pre-emption Group on 4 November 2022. Resolution 21 Authority to purchase Rio Tinto plc shares Consistent with its practice in prior years, the Board is seeking authority to buy back shares in the Group. The overall purpose of the buy-back resolutions of the company and Rio Tinto Limited is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on- or off-market share buy-backs in either or both of the company and/or Rio Tinto Limited. The Directors have no current intention to exercise the authority conferred pursuant to Resolution 21, and would only intend to do so when that would be in the best interests of the company and its shareholders. The authority conferred by the resolutions to be approved at the company’s and Rio Tinto Limited’s 2023 AGMs would allow buy-backs of ordinary shares in the company, either by the company on-market or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited) on-market, and buy-backs by Rio Tinto Limited of its ordinary shares, either under off-market buy-back tenders or on-market. In 2022, there were no capital management share purchase programmes. Under the DLC agreements, the approval for a buy-back of the company’s ordinary shares, whether by the company or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited), is voted on by the company’s shareholders only. Similarly, the approval for Rio Tinto Limited to buy back its ordinary shares is voted on by Rio Tinto Limited shareholders only. These approvals were most recently renewed at the 2022 AGMs and expire on the date of the 2023 AGMs. Authority is sought for the company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries, to purchase up to 10% of the issued ordinary share capital of the company during the period stated below. The authority will expire at the end of the AGM of the company held in 2024 (or, if earlier, at the close of business on 5 July 2024). The authority sought would permit the company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries to purchase up to 125,083,217 of the company’s ordinary shares, representing approximately 10% of its issued ordinary share capital, excluding the shares held in treasury, as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share (exclusive of expenses) is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to the day on which such share is contracted to be purchased; or (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value. By way of illustration, the purchase of ordinary shares in the company with a total value of US$500 million at exchange rates prevailing on 31 December 2022 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$500 million and, on the basis of the Group’s 2022 financial statements, would increase the ratio of net debt to total capital by 0.9 percentage points, from 7.4% to approximately 8.3%. 10 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions The total number of outstanding employee share awards at the Latest Practicable Date was 4,422,157, which represents 0.35% of the issued ordinary share capital, excluding the shares held in treasury at that date. This excludes options and awards that the company intends to settle without the issue of new shares or the sale of treasury shares. If the company were to buy back the maximum number of shares permitted pursuant to this resolution, then this number of options and awards would represent 0.39% of the issued ordinary share capital, excluding the shares held in treasury. Pursuant to the Companies Act, the company can hold the ordinary shares that have been repurchased itself as treasury shares and resell them for cash, cancel them (either immediately or at a point in the future) or use them for the purposes of its employee share plans. Whenever any ordinary shares are held as treasury shares, all dividend and voting rights on these shares are suspended. Any shares purchased under the authority, if approved, would be cancelled. The authority being sought in paragraph (a) of Resolution 21 extends to Rio Tinto Limited and/or any of its subsidiaries. Any purchase by the company from Rio Tinto Limited (or such subsidiaries) of the company’s ordinary shares would be an off-market purchase and the Companies Act requires the terms of any proposed contract for an off-market purchase to be approved by a special resolution of the company before the contract is entered into. Such approval is sought in paragraph (b) of Resolution 21. The company is seeking the approval of shareholders for such off-market purchases from Rio Tinto Limited and/or any of its subsidiaries as may take place to be made at a price not less than one penny per parcel of shares. It is expected that such purchases would occur for nominal consideration. It is immaterial to the shareholders of either the company or Rio Tinto Limited if Rio Tinto Limited or any of Rio Tinto Limited’s subsidiaries make a gain or a loss on such transactions as they have no effect on the Group’s overall resources. The underlying purpose of these transactions would be to facilitate any capital management programme that the Group may be implementing at the relevant time, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC Merger Sharing Agreement contains the principles of equalisation, which ensure that entitlements to distributions of income and capital will be the same for all continuing shareholders regardless of whether the company’s or Rio Tinto Limited’s shares are purchased or whether the company, Rio Tinto Limited or a subsidiary of Rio Tinto Limited acts as the purchaser. Rio Tinto Limited will also seek to renew its shareholder approval to buy back its own ordinary shares at its 2023 AGM on 4 May 2023. Resolution 22 Notice period for general meetings other than annual general meetings Changes made to the Companies Act by the Companies (Shareholder Rights) Regulations 2009 (the Regulations) increased the notice period required for general meetings of the company to 21 days, unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice. Before the Regulations came into force on 3 August 2009, the company was able to call general meetings, other than an AGM, on 14 clear days’ notice without obtaining such shareholder approval. To preserve this ability, the company has sought and obtained the required shareholder approval at each AGM since 2009. Resolution 22 seeks to renew this approval. The approval will be effective until the company’s AGM in 2024, when it is intended that a similar resolution will be proposed. The shorter notice period would not be used as a matter of routine for such meetings but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. Total voting rights As at the Latest Practicable Date, the total number of issued ordinary shares in the company is 1,255,855,043 ordinary shares of 10p each, each with one vote. 5,022,873 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings. Accordingly the total number of voting rights in Rio Tinto plc is 1,250,832,170, which is used to calculate the approval thresholds for sole decision matters. The voting arrangements for shareholders under the Group’s DLC structure, including in respect of Joint Decision Matters, are explained in the shareholder information section of the 2022 Annual Report. Documents available for inspection The following documents will be available at the registered office of the company from the date of this notice until the close of the Rio Tinto Limited AGM on 4 May 2023 (and, accordingly, are available at the place of the meeting from at least 15 minutes prior to and during the meeting until its conclusion): (a) proposed form of contract between Rio Tinto plc and Rio Tinto Limited and/or any of its subsidiaries for the purchase off-market of ordinary shares issued by the company; and (b) copies of Directors’ service contracts and letters of appointment with Rio Tinto Group companies. 11Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Why shareholder approval is being sought Relevant law in Australia (sections 200B and 200E of the Corporations Act 2001 (the Act)) restricts the benefits (termination benefits) which can be given to certain individuals in connection with the individual ceasing employment or ceasing to hold an office with Rio Tinto. The effect of such restrictions would be to pre-empt in some cases, either the application of the Remuneration Policy which shareholders have approved, or conformity with the provisions of individuals’ pre-existing contracts of employment. The Act applies to individuals (Relevant Executives) who hold a managerial or executive office, as defined in the Act, in Rio Tinto Limited or a related body corporate or individuals who have held such an office during the last three years before they ceased to hold such an office or position of employment. This includes members of Rio Tinto’s Key Management Personnel (KMP) (note this includes all Rio Tinto Directors) and directors of subsidiary companies of Rio Tinto Limited. Under the Act, a Relevant Executive may only be given a termination benefit if it is approved by the relevant shareholders or an exemption applies. The exemptions include an exemption for benefits such as statutory entitlements to accrued annual and long-service leave, amounts required to be paid by law or by court order, certain types of “deferred bonuses” and, subject to certain conditions, payments made in accordance with a company’s redundancy policy. Beyond that, in general terms, certain benefits are permitted if they are within a monetary cap. This termination cap is broadly equivalent to the average 12-months’ base salary of the person concerned over the three years preceding cessation of office. If termination benefits are provided beyond those permitted by the Act, a breach of the Act can occur even if the Relevant Executive has a pre-existing contractual entitlement to the benefit. Having regard to the potentially wide application of the Act and the uncertainties it can cause, the Directors are of the view that it is appropriate and prudent to seek shareholder approval, as contemplated by the Act, so that termination benefits are able to be provided to Relevant Executives in conformity with the Remuneration Policy where applicable, without any risk of a breach of the Act. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approval was most recently sought, and given, by shareholders at the 2020 AGMs and was effective for three years from the date on which it was passed. Global Group The Rio Tinto Group consists of Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries (of which there are currently just over 500) under the DLC. These entities are incorporated in multiple jurisdictions across the world. The Boards and Executive Committees of Rio Tinto plc and Rio Tinto Limited are common (currently 20 people). Details of these 20 individuals are contained on pages 90-93 of the 2022 Annual Report. Relevant Executives are employed through a number of Group companies and many of them are employed outside Australia, on terms that are not typically the same as Australian employment contracts, but rather have been designed to be consistent with local practices and regulations. At this time we estimate that there are several hundred Relevant Executives that the Act could apply to. Rio Tinto operates in global and local markets where it competes for a limited pool of talented executives. As a global organisation, Rio Tinto also seeks to ensure that, to the extent possible, it can be consistent across the Group in the benefits it is able to offer and Rio Tinto also tries to ensure that people are not disadvantaged by moving to different roles or jurisdictions within the Group. These are not new benefits The Directors are of the view that the Group’s remuneration arrangements and strategy, including the termination benefits that are payable, are fair and reasonable for the Group and employees. The Group’s Remuneration Report has been voted on by shareholders each year since 2002 and the latest report is set out on pages 110-135 of the 2022 Annual Report. Shareholders are not being asked to approve any increase in the remuneration or benefits for any Relevant Executive, any changes to their underlying employment arrangements or their entitlements under any existing plans. No changes to the terms of current share plan rules nor any variations to the existing discretions of the Board or the People & Remuneration Committee are proposed. Rather, shareholders are being asked to approve Rio Tinto’s existing policy and practices, including the discretions of the Board and People & Remuneration Committee, so as to enable Rio Tinto to continue to operate its remuneration programmes, to support the Group’s strategy, as described in the Remuneration Report. In the time since approval for termination benefits was sought and obtained from shareholders in 2020, Rio Tinto has introduced a Consequence Management Framework, which is reported on in the 2021 Remuneration Report. The Consequence Management Framework does not alter the terms of any incentive plan or other benefit arrangements but it does provide guidance as to how the People & Remuneration Committee’s discretions to apply malus and clawback under incentive plans will be exercised. 12 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Approval is being sought for the following termination benefits Shareholder approval is being sought for all purposes, including for the purpose of sections 200B and 200E of the Act, for any termination benefits that may be provided to Relevant Executives as described in this appendix. This approval does not guarantee that any specific Relevant Executive will receive the benefits in the remuneration programmes described in this appendix, but rather preserves the discretions of the Board and the People & Remuneration Committee to determine the most appropriate termination package in accordance with this appendix. Under the Act, when seeking shareholder approval for a termination benefit, shareholders must be provided with details of the amount or value of the payment or benefit; or if that amount or value cannot be ascertained at the time of disclosure, the manner in which that amount or value is to be calculated and any matter, event or circumstance that will, or is likely to, affect the calculation of that amount or value. The amount or value of a benefit that a particular Relevant Executive may be entitled to will depend on a number of factors, including the manner in which the individual ceases in their role, the length of time they have been employed, changes in market practice, fluctuations in Rio Tinto’s share price and, in some cases, the exercise of discretions by the Boards or by the People & Remuneration Committee. Accordingly, it is not possible to state with certainty the amount or value of a payment or benefit that may become payable. Rather, Rio Tinto has set out in the tables below a range of benefits that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. Shareholder approval is being sought to the extent required to allow the provision of benefits up to the maximum amount or value under the relevant arrangements described in this appendix, including by the exercise of discretion as described and in addition to other benefits that are treated as exempt benefits under the Act (and which are not taken into account in calculating the termination cap). Alternatively, Rio Tinto and a Relevant Executive may agree not to rely on this approval to any extent and to instead rely on the provisions of the Act. Not all of the benefits in this appendix require shareholder approval. However, in the interests of good governance and transparency, the Board considers it appropriate to seek approval for all benefits that are potentially payable when a Relevant Executive ceases to hold office. Approval is sought for a three-year period If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. That is, shareholder approval will be effective for all termination benefits paid or granted to a Relevant Executive who ceases to hold office or a position of employment during the period beginning at the conclusion of the Rio Tinto AGMs in 2023 and expiring at the conclusion of the Rio Tinto AGMs in 2026. If considered appropriate, the Directors would consider seeking a new approval from shareholders at the Rio Tinto AGMs in 2026. It can be reasonably anticipated that aspects of the relevant employment agreements, practices, relevant share plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as these agreements, practices and plans provide for the treatment on cessation of employment as set out in this appendix. Table 1: Potential benefits Agreement or plan Treatment on cessation of employment Employment agreements As described in the Group’s Remuneration Policy (as approved in 2021), certain executives have service contracts that, save as noted below, can be terminated by either party with 12 months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. An initial notice period of up to 24 months during the first two years of employment, reducing to 12 months thereafter, may sometimes be necessary to secure an external appointment. All other Relevant Executives are employed pursuant to employment agreements which are capable of termination by Rio Tinto on giving the relevant period of notice under the agreement (generally between 12 and three months), or immediately by paying the base salary only in lieu of any unexpired notice. Relevant Executives may be required to undertake garden leave during all or part of their notice period and may receive their contractual salary, short term incentive plan (STIP), continued vesting of existing 2018 Equity Incentive Plan (2018 EIP) awards, and benefits during the notice period or the cash equivalent. Where applicable, tax equalisation and other expatriate benefits will continue in accordance with the Relevant Executive’s prevailing terms and conditions. Rio Tinto may make payment in lieu of some or all of the notice period in accordance with the terms of the employment agreement. This payment can include any amounts as contemplated by the employment agreement. 13Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Treatment on cessation of employment Employment agreements (continued) Accrued, but untaken, annual leave and any long-service leave will be paid out on termination, in accordance with the relevant country legislation and applicable practice applying to employees, which may be in excess of entitlements under law. For eligible leavers (as defined in the footnote below) in Australia, the value of the leave is calculated on the basis of base salary, target STIP and car allowance. No STIP is included where the executive is not an eligible leaver. On termination, Rio Tinto will pay relocation or expatriation benefits as agreed on the original expatriation and/or in accordance with its applicable policies on travel and relocation. Rio Tinto may also agree to pay the Relevant Executive the monetary value of relocation or expatriation benefits in lieu of actually providing them, including relocation or expatriation benefits that the Relevant Executive would have received during a period of notice that was paid in lieu. On termination, other than for cause, Rio Tinto may make a payment in consideration of the departing Relevant Executive confirming, extending or entering into appropriate restrictive covenants to protect Rio Tinto and its shareholders. The amount of such payment will be determined by the People & Remuneration Committee (or the CEO or Executive Committee acting under delegation from the People & Remuneration Committee) based on the content and duration of the covenant. Short Term Incentive Plan (STIP) If a Relevant Executive who is an eligible leaver1 leaves the Group during a performance year, the Relevant Executive may be awarded a pro rata portion of the STIP based on the portion of the year served and based on actual assessment of performance against targets. No portion of the award will be deferred into shares and any cash payment will be made at the normal STIP payment date. If a Relevant Executive provides Rio Tinto notice of their resignation during the performance year, but will not leave the Group until after the end of the performance year, the Relevant Executive may receive an award under the STIP. In these circumstances, the Relevant Executive will only be eligible to receive the cash portion of the award and will forfeit the deferred shares portion. As explained in the 2021 Remuneration Report, Rio Tinto has established a Consequence Management Framework, which provides guidelines as to how the People & Remuneration Committee’s discretions in incentive arrangements will be applied. This would include the exercise of discretions with respect to malus and clawback provisions, among other things. On termination, discretions under the STIP would be determined in light of the Consequence Management Framework. myShare (GESP) Purchased shares will be transferred to the Relevant Executive (or nominee) as soon as practicable. In the case of a Relevant Executive who is an eligible leaver, any conditional awards also vest in full and will be transferred to the Relevant Executive (or nominee) following termination. 2018 EIP The amount or value of a termination benefit that a Relevant Executive may be entitled to under the 2018 EIP will depend on a number of factors. Accordingly, it is not possible to confirm the amount or value of a payment or benefit that may become payable under the 2018 EIP. Rather, set out below and in the following section of this appendix is a description of a range of potential benefits under the 2018 EIP that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. It can be reasonably anticipated that aspects of the 2018 EIP will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as the 2018 EIP provides for the treatment on cessation of employment as set out in this appendix. 1. The concept of eligible leaver is defined in the relevant plans or policy. In general terms, an eligible leaver is an executive who leaves the Group by reason of ill health, injury, disability (as determined by the executive’s employer); transfer of the undertaking in which the executive works; change of control of the Relevant Executive’s employing company; or death. There is a discretion of the People & Remuneration Committee to treat a person as an eligible leaver, if there is no relevant plan or policy (for example, where there is an applicable practice applying to employees) or the plan or policy does not include a concept equivalent to eligible leaver. In addition to the definitions in the relevant plans or policy, the People & Remuneration Committee may exercise a discretion to treat a Relevant Executive as an eligible leaver. Further, if the circumstances warrant it, the People & Remuneration Committee may treat a Relevant Executive as an eligible leaver for some purposes, but not others. For example, the People & Remuneration Committee may decide to treat a Relevant Executive as an eligible leaver in full or in part under the 2018 EIP, but not under the STIP. Generally, where plans impose vesting conditions on awards, the plans also grant to the People & Remuneration Committee the discretion to vary or waive those conditions in certain circumstances. Across the plans, the powers and discretions of the People & Remuneration Committee are generally expressed as being powers and discretions of ‘the People & Remuneration Committee’ or ‘the Directors’. Additionally, such discretions are subject to the application of the Consequence Management Framework described above. 14 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4

<table>
<tr><th>Agreement or plan</th><th>Treatment on cessation of employment</th></tr>
<tr><td>2018 EIP
(continued)</td><td>Grants made under the 2018 EIP to Relevant Executives will be treated in accordance with the terms of the 2018 EIP, which (as reported in the 2021 Remuneration Report) has been amended to provide that awards will only vest following termination if the People & Remuneration Committee is satisfied that the recipient is an 'eligible leaver'. The 2018 EIP also provides for the following, specific results:
– awards will lapse if the Relevant Executive leaves the Group due to resignation, misconduct or any other reason at the discretion of the People & Remuneration Committee;
– awards may lapse if the Relevant Executive breaches any applicable restrictions on competition, solicitation or the use of confidential information;
– awards held by a Relevant Executive below Executive Committee level that are not subject to performance conditions may vest on leaving;
– awards subject to a performance condition will be subject to the satisfaction of the performance condition/s;
– the Committee can decide that an award subject to a performance condition will vest before the scheduled vesting date, but subject to the extent to which the performance condition has been achieved;
– awards that vest on or after cessation will be reduced pro rata to reflect the fact that the Relevant Executive's employment ceased before the scheduled vesting date. Pro rating will not apply to an award subject to a performance condition where the Relevant Executive leaves on or after the third anniversary of grant or to deferred bonus awards; and
– if a Relevant Executive dies, the award will vest on the date of death.
Most of the exceptions are subject to the People & Remuneration Committee's[2] discretion to vary the vesting date and/or the number of awards that will vest.
Any dividend equivalent shares will be calculated on vested shares. The People & Remuneration Committee may determine to satisfy an entitlement under an award by paying the equivalent cash amount.
The exercise of the People & Remuneration Committee's discretions under the 2018 EIP is subject to the application of the Consequence Management Framework described above.</td></tr>
<tr><td>Pension or superannuation plans</td><td>Employment benefits typically include participation in a pension plan, superannuation scheme or a cash allowance to contribute to a personal pension or superannuation scheme. These may be defined benefit plans or contribution plans. Rio Tinto may make employer contributions to such plans and may also facilitate employee contributions either directly or through salary sacrifice arrangements. In some cases, these plans are funded externally or constitute unfunded promises made by Rio Tinto. The contributions or entitlements provided by Rio Tinto may exceed the minimum statutory requirement or be provided in jurisdictions where there is no statutory requirement. Pensions may be payable before, at or after termination.</td></tr>
<tr><td>Other benefits</td><td>In certain jurisdictions, such as Canada and the USA, employees and their dependants may also be eligible for post retirement benefits such as medical and life insurance. Rio Tinto may also agree to continue certain other benefits for a period following termination where the arrangements are provided under term contracts or in accordance with the terms of the service contract, for example relocation or expatriation benefits, payment for financial advice, tax advice and preparation of tax returns for a tax year. In some cases, a Relevant Executive may receive a modest retirement gift.
Rio Tinto may also pay reasonable legal and other professional fees including outplacement support, to or in respect of a Relevant Executive in connection with any termination of employment. These may include legal fees incurred in negotiating a settlement or separation agreement with Rio Tinto.</td></tr>
</table>

2. The provisions of the plans provide, generally, that tasks to be performed by 'Directors' may be performed by the Board, a committee of the Board, or another person to which the Board has delegated authority to perform those tasks. Such tasks would include the exercise of discretions and the making of determinations concerning vesting. The references above to the 'People & Remuneration Committee' exercising particular discretions or making certain decisions reflects usual practice but is not intended to limit the identity of persons who may make such decisions under the rules of those plans.

Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com 15

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Treatment on cessation of employment Retrenchment policy If termination is a result of redundancy, the terms of the relevant local policy may apply. The Group’s retrenchment policy generally provides for a payment determined by reference to the number of years of service of the Relevant Executive and the total remuneration of the Relevant Executive as at the termination date. There is some variation in the retrenchment policy applying across the Group to reflect different market practice in the jurisdictions in which the Group operates. Applicable policies may provide for redundancy pay based on years of service, up to 3 months’ payment in lieu of notice (in addition to other notice entitlements) and other benefits. The benefits provided under the retrenchment policy are not contractual in nature and may be revised, reduced or otherwise varied by the Group. Other amounts payable at law While many of the termination benefits to which a Relevant Executive may become entitled on ceasing employment are provided under the relevant employment agreement, there may be additional benefits, the payment of which is required by law, depending on the jurisdiction in which the Relevant Executive is based at the time they cease employment. This approval is intended to cover any such payments. The value of the payments will be calculated as prescribed by law, which may take account of any number of factors (for example, the Relevant Executive’s length of service with Rio Tinto, the circumstances of the Relevant Executive’s cessation of employment, etc.). Settlement or separation agreements Rio Tinto may enter into a settlement or separation agreement with a Relevant Executive in connection with the termination of their employment. In accordance with the Remuneration Policy, Rio Tinto may agree in the settlement or separation agreement to pay such amount as it determines is reasonable to settle any claims which in the People & Remuneration Committee’s view are legitimate which the Relevant Executive may have in connection with the termination of employment. Rio Tinto may also agree to other clauses that are typically included in settlement or separation agreements (for example, confidentiality, releases, non-disparagement, etc.). Table 2: Relevant circumstances Agreement or plan Circumstances affecting the calculation or amount of benefits3 Employment agreements The circumstances of the Relevant Executive’s cessation of employment. The Relevant Executive’s base pay and, where appropriate, contractual benefits and other benefits (for example, STIP, relocation and expatriation benefits, etc.) at the time of cessation of employment. Whether the Relevant Executive is an employee requiring repatriation or relocation. The Relevant Executive’s length of service with Rio Tinto. The amount of leave accrued by the Relevant Executive. The statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The content and duration of the restrictive covenant and prevailing market practice. Any other factors that the People & Remuneration Committee determines to be relevant when exercising its discretion. Short Term Incentive Plan (STIP) The circumstances of the Relevant Executive’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy or termination for cause). The Relevant Executive’s base pay at the time of cessation of employment. The Relevant Executive’s target STIP opportunity for the period, which will be set in advance in accordance with the Remuneration Policy. The time period served during the performance or vesting year by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. Any other factors that the People & Remuneration Committee determines to be relevant when exercising its discretion under the STIP (such as the assessment of the performance of the Relevant Executive up to the termination date). 16 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Circumstances affecting the calculation or amount of benefits3 Employee Incentive Plans (GESP and 2018 EIP) The circumstances of the Relevant Executive’s cessation of employment. The level of employment of the Relevant Executive (for example, whether the Relevant Executive is employed below Executive Committee level). The number of awards held by the Relevant Executive prior to cessation of employment. The time period served during the performance period by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. The number of awards that vest and their applicable vesting date(s). The market price of Rio Tinto shares at the relevant time. The dividends declared over the vesting period of the awards. The applicable statutory requirements of the jurisdiction in which the Relevant Executive is employed and any change in those requirements. Any other factors that the People & Remuneration Committee determines to be relevant when exercising a discretion (such as the assessment of the performance of the Relevant Executive up to the termination date, the reduction of vesting levels of awards, the non-vesting of awards and the clawing back of awards). Nothing in this approval is intended to limit the exercise of such discretion. Pension or superannuation plans The applicable statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The Relevant Executive’s remuneration and years of service. The pension or superannuation plan the Relevant Executive participates in. The value of contributions made and earnings and capital growth or loss. The manner in which the governing rules of the pension or superannuation plan provide for calculation of the relevant benefit. The fees, taxes, costs, and expenses deducted from the Relevant Executive’s account. The terms of any insurance policies that are referrable to the Relevant Executive. Other benefits The circumstances of the Relevant Executive’s cessation of employment. The applicable statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The value of the services, benefits or entitlements that the Relevant Executive is given. Any other factors that the People & Remuneration Committee determines to be relevant when exercising a discretion. Retrenchment policy Retrenchment policies in each jurisdiction are aligned with local market practice and applicable law. The number of years of service and base pay and other benefits as at the termination of employment. Other amounts payable at law The applicable statutory requirements of the jurisdiction in which the Relevant Executive is employed and any change in those requirements. Settlement or separation agreements The circumstances of the Relevant Executive’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy or termination for cause). Any claims that the Relevant Executive may have in connection with the termination of employment and the reasonable value of those claims. The clauses that are typically included in settlement or separation agreements from time to time. 3. In all cases, treatment will be subject to, and in accordance with, these explanatory notes, the Remuneration Policy, where applicable the terms of any applicable plan, policy or contract and the law. For example, under some Employee Incentive Plans, the People & Remuneration Committee retains the discretion in certain circumstances to reduce the level of vesting of an award, determine that an award does not vest or clawback an award made after vesting. Nothing in this approval is intended to limit the exercise of such discretions. 17Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

How to join the meeting virtually Meeting ID: 169-503-695 Meeting Access Broadcast To access the meeting: (a) Visit https://web.lumiagm.com/169-503-695 on your smartphone, tablet or computer. You will need the latest versions of Chrome, Firefox, Edge and Safari. Please ensure your browser is compatible. (b) You will be prompted to enter a login which is your: – SRN; and – PIN. Your personalised SRN and PIN are printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the company’s registrar, Computershare, using the details set out at the bottom of the following page. Duly appointed proxies and corporate representatives: Following receipt of a valid appointment, please contact Computershare before 5:30pm on 4 April 2023 on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK for your SRN and PIN. Lines are open 8.30am to 5:30pm Monday to Friday (excluding UK public holidays). If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. 18 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

How to join the meeting virtually Voting Questions Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar. From here, the resolutions and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the chair has opened voting, you can vote at any time during the meeting until the chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions for the Board can be submitted in advance and will be addressed at the AGM, or may be posed to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the Virtual Mic. Details of how to access the Virtual Mic will be provided on the day of the meeting, once you are logged into the Lumi platform. To ask a questions via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box. Pre-submitted questions can be submitted via the Lumi platform until 11:00am (BST) 4 April 2023. Where appropriate, we will aggregate questions to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the chair may choose to provide a single answer to address shareholder queries on the same topic. Questions sent via the Lumi app will be moderated before being put to the chair. If you are unable to access your SRN and PIN, please call Computershare Investor Services PLC (Computershare) between 8:30am and 5:30pm Monday to Friday (excluding UK public holidays) on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK. Calls from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Computershare cannot provide advice on the merits of the transactions set out in the Scheme Document or give any financial, legal or tax advice. Requirements An active internet connection is required at all times in order to participate in the meeting. It is the user’s responsibility to ensure you remain connected for the duration of the meeting. Webcast The live webcast will include the question and answer sessions with shareholders. The webcast will be published on the Rio Tinto website after the meeting. 19Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Further information about the meeting 1. Venue information General information Shareholders should note that the doors to the AGM will be open from 10:15am. To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy form. Proxies and corporate representatives should bring the authority or power of attorney or other written authority (or a notarially certified copy of such authority) under which they have been appointed to attend the meeting. Mobile phones may not be used in the auditorium and cameras or any type of recording device are not allowed in the auditorium. Please refer to the map on page 23 for the location of the AGM. Accessibility The AGM will be held in the Churchill auditorium on the ground floor and refreshments will be available in the Pickwick suite on the first floor. There is a ramp from the forecourt which leads to the front doors and which is wide enough for easy wheelchair access. There are lifts to the first floor, all of which can accommodate wheelchair access and incorporate audio/voice announcements. There are eight accessible toilet facilities throughout the Queen Elizabeth II Conference Centre (the ‘Centre’) and all are equipped with emergency alarms. There is no fixed seating, so wheelchair spaces can be positioned anywhere in the meeting room. In addition, all corridors provide for wheelchair access. There are induction loops fitted in the meeting room. Guide dogs, hearing dogs and other assistance dogs are welcome. Disabled delegates arriving at the Centre in a vehicle with a disabled badge displayed will be allowed to park on the forecourt of the building. Taxis and other vehicles will also be allowed on to the forecourt to enable disabled passengers to disembark more easily. 2. Voting and proxies Entitlement to attend and vote Including for the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the company specifies that only those shareholders registered in the register of members of the company as at 8:00pm on 4 April 2023 (the Specified Time) shall be entitled to participate and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to participate and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to participate and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be entitled to participate and vote at the meeting, members must be entered on the company’s register of members at a time that is not more than 48 hours before the time fixed for the adjourned meeting or, if the company gives notice of the adjourned meeting, at the time specified in that notice. Shareholders can participate in the AGM virtually via a live webcast, where they will be able to vote and ask questions. Details of how to attend virtually can be found on pages 18-19. The company will, however, ensure that the legal requirements to hold the meeting are met by the attendance of a minimum number of shareholders to form a quorum. Voting exclusions Resolutions 2, 3 and 4 Rio Tinto will disregard any votes cast on Resolutions 2, 3 and 4: – by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2022 as a member of key management personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolutions 2, 3 or 4: – in accordance with a direction in the proxy form; or – by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Any other current or potential future employee or Director of a Rio Tinto Group entity who wishes to preserve the benefit of Resolution 4 for themselves, must not vote and must ensure their associates do not vote on the resolution. However, they may cast a vote as a proxy for a person entitled to vote, provided they are voting in accordance with a direction on the proxy form. If the chair of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chair to vote as the chair sees fit, even though the Resolutions 2, 3 and 4 are connected directly or indirectly with the remuneration of a member of KMP. Appointment of proxies A member entitled to participate and vote at the meeting is entitled to appoint one or more persons of their choice, who need not be a member of the company, as their proxy to exercise any or all of their rights to participate and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member may only appoint a proxy or proxies by the methods specified in this notice. Members entitled to vote will be provided with a proxy form. To be effective the proxy form and any power of attorney or other written authority under which it is executed (or a notarially certified copy of any such authority) must reach the transfer office of the company at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY by 11:00am on 4 April 2023 or not less than 48 hours before the time of 20 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Further information about the meeting the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from participating and voting at the meeting themselves (and shareholders are referred to pages 18-19 for details of how to participate in the AGM online). For further information please refer to your proxy form. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact our registrar using the details set out on the final page of this notice of meeting. Proxy lodgement online Shareholders can also lodge their proxy forms online at: www.investorcentre.co.uk/eproxy and follow the prompts. To use this facility you will need the Control Number together with your Shareholder Reference Number (SRN) and PIN as shown on the proxy form. You will be deemed to have signed the proxy form if you lodge it in accordance with the instructions on the website and by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. Proxy lodgement via CREST CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website (euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Computershare Investor Services PLC (or any other agent of the company) is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsor or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The company and/or its agents may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 Voting via Proxymity If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the company and approved by the Registrar. For further information regarding Proxymity, please go to: www.proxymity.io. Your proxy must be lodged by 11:00am on 4 April 2023, in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 3. Corporate representatives and nominated persons Appointment of corporate representatives Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares. Any person appointed as a corporate representative will need to contact our registrar Computershare ahead of the meeting to submit their Letter of Representation; Computershare will then issue any relevant joining details. Contact details for Computershare can be found in the useful addresses section on page 23. Nominated persons If you hold your shares through a broker or a nominee and you wish to participate in the meeting, you will need to ask your broker or nominee to appoint you either as a proxy or as a corporate representative. For information on how to appoint a proxy or a corporate representative, please see the notes above. If you have not been appropriately appointed, you may not be able to participate in the meeting. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a Nominated Person) may, under an agreement between them and the shareholder by whom they were nominated, have 21Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Further information about the meeting a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in the section headed “Appointment of proxies” above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the company. Corporate representative and nominated persons right to ask questions Any member, proxy or corporate representative participating in the meeting has the right to ask questions. The company will answer questions relating to the business being dealt with at the meeting, but may choose not to answer if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the company or the good order of the meeting that the question be answered. Guests will not be permitted to ask questions. 22 Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com

Meeting location map and useful addresses



Green Park
THE MALL
St James's Park
HORSE GUARDS ROAD
WHITEHALL
Westminster
VICTORIA EMBANKMENT
River Thames
CONSTITUTION HILL
The Queen Elizabeth II Conference Centre
BIRDCAGE WALK
WESTMINSTER BRIDGE
PETTY FRANCE
BROADWAY
TOTHILL STREET
BUCKINGHAM GATE
St James's Park
BROAD SANCTUARY
VICTORIA STREET
MILLBANK
River Thames
LAMBETH PALACE ROAD
VAUXHALL BRIDGE ROAD
Victoria
HORSEFERRY ROAD
LAMBETH BRIDGE
LAMBETH ROAD

View our Annual Report at: riotinto.com/annualreport

Investor centre

At Rio Tinto, we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To register to receive all your shareholder communications electronically visit Investor Centre at www.investorcentre.co.uk.

By signing up, you can also:

- vote electronically;
- receive all important shareholder notifications via email;
- view your individual shareholding quickly and securely online;
- set up a dividend mandate; and
- amend your registered postal address and your dividend mandate details.

Registered office

Rio Tinto plc
6 St James's Square
London SW1Y 4AD

riotinto.com

Telephone: +44 (0) 20 7781 2000

Registrar

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

www.investorcentre.co.uk/contactus

Telephone:
+44 (0) 800 435 021 (in the UK); or
+44 (0) 370 703 6364 (overseas)

Website publication of audit concerns

Under section 527 of the Companies Act, members meeting the threshold requirements set out in that section have the right to require the company to publish on a website a statement setting out any matter relating to:

- the audit of the company's accounts (including the Auditors' report and the conduct of the audit) that are to be laid before the AGM for the financial year ended 31 December 2022; or
- any circumstance connected with an auditor of the company ceasing to hold office since the previous meeting at which annual accounts and reports were laid.

The company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 (requirements as to website availability) of the Companies Act. Where the company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the company's auditors not later than the time when it makes the statement available on the website. The business that may be dealt with at the AGM includes any statement that the company has been required under section 527 of the Companies Act to publish on a website.

Rio Tinto plc 2023 Notice of annual general meeting | riotinto.com 23